UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-34187

CUSIP NUMBER 57686G105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MATSON, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1411 Sand Island Parkway
Address of Principal Executive Office (Street and Number)

Honolulu, Hawaii 96819
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10‑D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑SAR, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Matson, Inc. (the “Company”) is filing this notice in order to obtain an extension for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) for the following reason.  On February 25, 2019, the Company received a letter from the Office & Professional Employees International Union, Local 153 Pension Fund stating that the Company had incurred a partial withdrawal liability of approximately $6.7 million.  The Company is in the process of determining the accounting treatment for the partial withdrawal liability in the Form 10-K.  The Company will not be able to complete this assessment by the initial filing deadline of the Form 10-K without unreasonable effort and expense.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joel M. Wine	(808)	848-1211
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Matson, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2019	By	/s/ Joel M. Wine
Joel M. Wine
Senior Vice President and Chief Financial Officer

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